# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 07/01/2026
Amends the filing with accession number 0000910680-99-000242
Filed by CIK 0001090391
Persons authorized to receive notices and communications: William H. Bartels, c/o SPAR Group, Inc., 110 East Boulevard, Suite 1600, Charlotte, North Carolina (NC), 28203, (704) 837-1651

## Reporting persons
- BARTELS WILLIAM H (CIK 0001090391): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment") amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission ("SEC") on July 19, 1999 (the "Original Schedule 13D") relating to the common stock, $0.01 par value per share (the "Common Stock"), of SPAR Group, Inc., a Delaware corporation (the "Company" or "SGRP"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 18, 2019 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D filed with the SEC on March 1, 2021 ("Amendment No. 6") and Amendment No. 7 to the Original Schedule 13D filed with the SEC on May 14, 2021 ("Amendment No. 7"). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 Amendment No. 6 and Amendment No. 7 is hereinafter referred to as the "Schedule 13D."

## Item 4. Purpose of Transaction
Purpose of transaction: This Schedule 13D filing is occasioned solely by the Reporting Person's beneficial ownership of less than 5% of the presently outstanding shares of Common Stock of the Issuer as a result of the sale of the shares pursuant to a stock purchase agreement on July 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 16, 2026, the Reporting Person does not hold any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of July 16, 2026, the Reporting Person does not hold any shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: On July 1, 2026, the Reporting Person sold 4,709,837 shares of the Issuer's Common Stock pursuant to a Stock Purchase Agreement.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer on July 1, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- BARTELS WILLIAM H: /s/ William H. Bartels, William H. Bartels (07/16/2026)